SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated November 9, 2004
Commission File Number 0-29874
AngloGold Ashanti Limited
(Translation of registrant's name into English)
11 Diagonal Street
Johannesburg, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F X        Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes           No X
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes          No X
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes          No X
Enclosure: Press release - AngloGold Ashanti announces appointment of Deputy Chief Operating
Officers.

ANGLOGOLD ASHANTI

AngloGold Ashanti Limited (formerly AngloGold Limited) \ (Incorporated in the Republic of South Africa)
(Reg. No.1944/017354/06) \ ISIN Number: ZAE000043485

Corporate Affairs Department \ 16th Floor \ 11 Diagonal Street \ Johannesburg \ 2001 \ South Africa
Tel: +27 (0)11 637 6261 \ Fax: +27 (0)11 637 6399/6400 \ www.AngloGold Ashanti.com

news release

AGA23.04
9 November 2004
ANGLOGOLD ASHANTI APPOINTS DEPUTY CHIEF OPERATING OFFICERS
In the light of the expansion of the AngloGold Ashanti asset base following the merger with Ashanti to 22 operations in 11 countries around the world (including the Moab Khotsong project), a review of the present management structure has become appropriate. The challenges associated with the management of a large number of operations are exacerbated by geographical and orebody diversity and complex regional regulatory, tax and social development issues. In this review of the management structure, consideration was also given to the possible future expansion of AngloGold Ashanti's operations into its "new frontier" growth regions in Russia, Asia and South America.
Following this review, it has been decided to supplement the senior operating management structure with two new positions, a Deputy Chief Operating Officer for operations on the African continent and a similar position with responsibility for operations in the rest of the world.
Deputy Chief Operating Officers
With effect from 3 January 2005, Neville Nicolau, currently responsible for South African operations, will assume the position of Deputy Chief Operating Officer (Africa) and Roberto Carvalho Silva, currently responsible for the South American operations, will become the Deputy Chief Operating Officer (International). The Deputy Chief Operating Officers will report to Chief Operating Officer Dave Hodgson.
South Africa Region
With effect from 1 December 2004, Robbie Lazare, currently the General Manager at TauTona Mine, will be promoted to the position of Executive Officer: South Africa Region to replace Neville Nicolau and to report to him. From the same date, Bruce Chantler, presently General Manager at Savuka Mine, will assume responsibility for both the Savuka and TauTona mines. This arrangement will facilitate cost savings and the management of closure decisions with respect to Savuka.
East & West Africa and ex-Ashanti Regions
The persons responsible for these regions, Thys Sabbagha and Dan Owiredu, will report to Neville Nicolau.
South America Region
The current management structure in the South America Region will be unaltered and those managers reporting to the current regional head will, in future, report directly to the Deputy Chief Operating Officer (International).

Queries
South
Africa
Tel:
Mobile
E-mail:
Steve Lenahan +27 (0) 11 637 6248 +27 (0) 83 308 2200
slenahan@AngloGoldAshanti.com
USA
Charles Carter Toll Free 800 417 9255 + 1 212 750 7999
cecarter@AngloGoldAshanti.com
Australia Andrea Maxey
+ 61 8 9425 4604 + 61 438 001 393
amaxey@AngloGoldAshanti.com
Disclaimer
Except for historical information contained herein, there are matters discussed in this news release that are forward-looking statements. Such statements are only predictions and actual events or results may differ materially. For discussion of important factors including, but not limited to development of the Company's business the economic outlook in the gold mining industry, expectations regarding gold prices and production, and other factors, which could cause actual results to differ materially from such forward-looking statements, refer to the Company's annual report on the Form 20-F for the year ended 31 December 2003 which is filed with the Securities and Exchange Commission on 19 March 2004.
North America Region
With effect from 3 January, Ron Largent, the manager of Cripple Creek & Victor in Colorado, who currently reports to Ben Guenther, Head of the Corporate Technical Group, will report to Don Ewigleben, the President and Chief Administration Officer of AngloGold Ashanti North America, who will report to the Deputy Chief Operating Officer (International). Ben Guenther will retain responsibility for the Corporate Technical Group.
Australia Region
Peter Rowe, head of the Australia region, will, from 3 January, also report to the Deputy Chief Operating Officer (International).
ends

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
AngloGold Ashanti Limited
Date: November 9, 2004
By: /s/ C R Bull
Name: C R Bull
Title:    Company Secretary